SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                Amendment No. 1

                        Hayes Wheels International, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  421124-10-8
                                (CUSIP Number)

                                 Paul S. Levy
                           Joseph Littlejohn & Levy
                       450 Lexington Avenue, Suite 3350
                           New York, New York  10017
                                 (212) 286-8600
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                             Robert B. Pincus, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                               One Rodney Square
                          Wilmington, Delaware  19801
                                 (302) 651-3000

                                 April 8, 1997
                        (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )




                               SCHEDULE 13D
                             (AMENDMENT NO. 1)

   CUSIP No. 421124-10-8
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Joseph Littlejohn & Levy Fund II L.P.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        00 (See response to Item 3)
   _________________________________________________________________

   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
   __________________________________________________________________

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        None
       BENEFICIALLY          ----------------------------------------
         OWNED BY                  (8)  SHARED VOTING POWER
           EACH
         REPORTING                      9,634,176
          PERSON             ----------------------------------------
           WITH                    (9)  SOLE DISPOSITIVE POWER

                                        None
                             ----------------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

                                        9,634,176
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,634,176
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        43.3%
   _________________________________________________________________

   (14) TYPE OF REPORTING PERSON

        PN
   _________________________________________________________________




                               SCHEDULE 13D
                             (AMENDMENT NO. 1)

   CUSIP No. 421124-10-8
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JLL Associates II, L.P.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        00 (See response to Item 3)
   _________________________________________________________________

   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   _________________________________________________________________

   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
   _________________________________________________________________

                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        None
       BENEFICIALLY           _______________________________________
         OWNED BY                  (8)  SHARED VOTING POWER
           EACH
         REPORTING                      9,634,176
          PERSON              _______________________________________
           WITH                    (9)  SOLE DISPOSITIVE POWER

                                        None
                              _______________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                        9,634,176
   _________________________________________________________________

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,634,176
   _________________________________________________________________

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       (  )
   _________________________________________________________________

   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        43.3%
   _________________________________________________________________

   (14) TYPE OF REPORTING PERSON

        PN




                               SCHEDULE 13D
                             (AMENDMENT NO. 1)

   CUSIP No. 421124-10-8
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Peter A. Joseph
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________

   (4)  SOURCE OF FUNDS

        00 (See response to Item 3)
   _________________________________________________________________

   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        None
       BENEFICIALLY          _______________________________________
         OWNED BY                  (8)  SHARED VOTING POWER
           EACH
         REPORTING                      9,634,176
          PERSON             _______________________________________
           WITH                    (9)  SOLE DISPOSITIVE POWER

                                        None
                             _______________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                        9,634,176
   _________________________________________________________________

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,634,176
   _________________________________________________________________

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                       (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        43.3%
   _________________________________________________________________

   (14) TYPE OF REPORTING PERSON

        IN
   _________________________________________________________________




                                SCHEDULE 13D
                             (AMENDMENT NO. 1)

   CUSIP No. 421124-10-8
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Paul S. Levy
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        00 (See response to Item 3)
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                        None
       BENEFICIALLY         ----------------------------------------
         OWNED BY                  (8)  SHARED VOTING POWER
           EACH
         REPORTING                      9,634,176
          PERSON            ----------------------------------------
           WITH                    (9)  SOLE DISPOSITIVE POWER

                                        None
                            ----------------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

                                        9,634,176
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,634,176
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        43.3%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        IN
   _________________________________________________________________


     Item 2.   Identity and Background.

               Item 2 is hereby amended to add the following:

               On September 12, 1996, Angus C. Littlejohn resigned as a general partner of JLL Associates and is no longer a Reporting Person.

     Item 4.   Purpose of Transaction.

               Item 4 is hereby amended to add the following:

               The Stockholders Agreement was amended as of April 8, 1997 (the "Amendment"). The Amendment provides that, in addition to voting their shares of Company Common Stock in favor of the election of persons to the Company's Board of Directors designated by the Fund and TSG, the Fund and certain stockholders of the Company also agree to vote their shares of Company Common Stock in favor of the election of one member designated by CIBC WG Argosy Merchant Fund II, L.P. ("Argosy"). As a result, two, rather than three members of the Company's Board of Directors, will be selected by the Company's Board of Directors. Argosy's right to designate a director, like the respective rights of the Fund and TSG, terminates when Argosy ceases to own at least 50% of its initial investment.

               The foregoing summary of the provisions of the Amendment is qualified in its entirety by reference to the Amendment attached hereto as Exhibit B.

               The number of shares of Company Common Stock owned by the Fund has increased to 9,634,176 as the result of a stock split effected on December 20, 1996, by means of a 100% stock dividend on the outstanding shares of Company Common Stock.

     Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended to add the following:

               The number of shares of Company Common Stock owned by the Fund has increased to 9,634,176 as the result of a stock split effected on December 20, 1996, by means of a 100% stock dividend on the outstanding shares of Company Common Stock.

               On September 12, 1996, Angus C. Littlejohn resigned as a general partner of JLL Associates and is no longer a Reporting Person.

     Item 7    Material to be Filed as Exhibits.

     Exhibit A      Joint Filing Agreement, dated as of July 2, 1996,
                    among the Fund, JLL Associates, and Messrs. Joseph and Levy.

     Exhibit B      Amendment No. 1 to Stockholders' Agreement, dated as
                    of April 8, 1997, among the Company, the Fund, Chase
                    Equity Associates, CIBC WG Argosy Merchant Fund 2,
                    L.L.C., Nomura Holding America, Inc. and TSG.




                               SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

   Dated:  May 6, 1997

                                 JOSEPH LITTLEJOHN & LEVY FUND II L.P.

                                 By:  JLL Associates II, L.P.,
                                      its General Partner

                                      By:/s/ Paul S. Levy
                                         ---------------------------
                                             Paul S. Levy
                                             General Partner




                               SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

   Dated:  May 6, 1997

                                 JLL ASSOCIATES II, L.P.

                                 By:/s/ Paul S. Levy
                                        Paul S. Levy
                                        General Partner




                               SIGNATURE

             After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

   Dated:  May 6, 1997

                                       /s/ Peter A. Joseph

                                           Peter A. Joseph




                               SIGNATURE

             After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

   Dated:  May 6, 1997

                                       /s/ Paul S. Levy
                                           Paul S. Levy




                             EXHIBIT INDEX

   Exhibit A      Joint Filing Agreement, dated as of
                  May 6, 1997, among the Fund, JLL
                  Associates, and Messrs. Joseph  and
                  Levy

   Exhibit B      Amendment No. 1 to Stockholders'
                  Agreement, dated as of April 8,
                  1997, among the Company, the Fund,
                  Chase Equity Associates, CIBC WG
                  Argosy Merchant Fund 2, L.L.C.,
                  Nomura Holding America, Inc. and
                  TSG




                                                           Exhibit A

                        Joint Filing Agreement

             In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a statement on Schedule 13D (including all amendments thereto) (the "Statement") with respect to the common stock, par value $.01 per share, of Hayes Wheels International, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such Statement. In evidence whereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 6 day of May, 1997.

                                 JOSEPH LITTLEJOHN & LEVY FUND II L.P.

                                 By:  JLL Associates II, L.P.,
                                      its General Partner

                                      By:/s/ Paul S. Levy

                                             Paul S. Levy
                                             General Partner

                                 JLL ASSOCIATES II, L.P.

                                 By:/s/ Paul S. Levy

                                        Paul S. Levy
                                        General Partner

                                    /s/ Peter A. Joseph

                                        Peter A. Joseph

                                    /s/ Paul S. Levy

                                        Paul S. Levy